RETALIX LTD.
10 Zarhin Street
Ra'anana 43000, Israel

December 10, 2008

VIA EDGAR AND FACSIMILE

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd. (the "Company")
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed July 2, 2008 (the "Filing")
File No. 000-29742

Dear Mr. Kronforst:

The purpose of this letter is to respond to your letter of November 26, 2008 with respect to the above-captioned Filing. For ease of reference, your original comment is followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5 – Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, Page 47

1.	Your decision to discontinue the factoring of receivables had a significant adverse affect on operating cash flows and it appears to have also altered the trend in those cash flows. Tell us why you did not provide a robust discussion of the reasons for the change and expected future impact on your liquidity and operations over both the short and long-term. It is unclear to us why your disclosures regarding this significant change are so brief and lacking any meaningful analysis. Refer to Sections III.B.3, III.B.4 and IV of SEC Release 33-8350 for further guidance.

United States Securities and Exchange Commission

December 10, 2008

Response: In response to the Staff’s comment, we respectfully believe that the disclosure regarding our factoring of receivables was adequate to convey the material reason for our decision, namely that our decision had been driven by our desire to decrease financing expenses at a time when we believed that we had sufficient cash to meet our liquidity needs at the time we made our decision. Our financing expenses for 2007 relating to factoring of receivables had increased by nearly $400,000 from $1,482,000 in 2006 to $1,862,000 in 2007. As we stated in the Filing, we concluded we could decrease and eventually eliminate these expenses while still maintaining enough liquidity. Though our cash balance decreased as a result of our decision to discontinue factoring, the impact on our working capital initially was relatively neutral when made, since our accounts receivable increased as a result of our collecting receivables directly and we were able to collect on receivables to a sufficient degree to offset any prior benefits from factoring. Rather, changes to our cash flows were impacted to a much greater degree by the performance of our underlying operations. We respectfully believe that additional analysis was not required to convey to investors that we viewed the decision as a way to reduce expenses in the future without jeopardizing the adequacy of our cash resources.

The Company acknowledges the following:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

—	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 972-(9) 776-6677 or our attorneys, Mr. Howard E. Berkenblit, Esq. at (617) 338-2979 or Harvey E. Bines, Esq. at (617) 338 2929, if you have any questions or require additional information.

Respectfully,

RETALIX LTD. /s/ Hugo Goldman —————————————— By: Hugo Goldman Title: Chief Financial Officer

cc:	Harvey E. Bines, Esq.
Howard E. Berkenblit, Esq.